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                                                                 EXHIBIT (a)(3)


                    [TRAVELERS PROPERTY CASUALTY LETTERHEAD]



Travelers Property Casualty Corp.
One Tower Square-8GS
Hartford, CT 06138


March 23, 2000


Dear Stockholder:


     On March 22, 2000, Travelers Property Casualty Corp. ("Travelers"), Citigroup Inc., a Delaware corporation ("Citigroup"), and The Travelers Insurance Group Inc., a Connecticut corporation and an indirect wholly owned subsidiary of Citigroup ("Purchaser"), entered into a merger agreement providing for the acquisition of all of the outstanding Class A common stock of Travelers at $41.50 per share, net to the seller in cash (less any required withholding taxes), without interest thereon.


     Purchaser has today commenced a cash tender offer for all outstanding shares of Travelers Class A common stock, at a price of $41.50 per share, net to the seller in cash (less any required withholding taxes), without interest thereon. The merger agreement provides that, following the tender offer, a newly formed wholly owned subsidiary of Purchaser will merge with and into Travelers and any remaining shares of common stock of Travelers other than those owned by Citigroup, Travelers or Purchaser will be converted into the right to receive $41.50 per share in cash, without interest.


     At a meeting on March 21, 2000, your Board of Directors (the "Board"), by unanimous vote based on, among other things, the recommendation of a Special Committee comprised of Travelers' independent directors, (i) determined that each of the tender offer and the merger is fair to, advisable and in the best interests of Travelers and its stockholders; (ii) approved the tender offer and the merger agreement and the transactions contemplated thereby; and (iii) recommended acceptance of the tender offer and approval of the merger agreement by Travelers' stockholders.


     In arriving at its recommendation, the Board gave careful consideration to the factors described in the enclosed tender offer materials and Travelers' Solicitation/Recommendation Statement on Schedule 14D-9. Included as Annex A to the Schedule 14D-9 is the written opinion, dated March 21, 2000, of Morgan Stanley & Co. Incorporated, the Special Committee's financial advisor, to the effect that, as of that date and based on and subject to the matters described in the opinion, the price per share of $41.50 to be received by the holders of shares of Travelers Class A common stock in the tender offer and the merger, was fair, from a financial point of view, to those holders.


     Enclosed for your consideration are copies of the tender offer materials and Travelers' Solicitation/Recommendation Statement on Schedule 14D-9, which are being filed today with the Securities and Exchange Commission. These documents should be read carefully.


                                        Sincerely,


                                        /s/ Jay S. Fishman
                                        ------------------------------------
                                        Jay S. Fishman
                                        Chairman and Chief Executive Officer